SMBC NIKKO SECURITIES AMERICA, INC. AND SUBSIDIARY
(An Indirect Wholly-Subsidiary of Sumitomo Mitsui Banking Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

(1)   Organization

SMBC Nikko Securities America, Inc. (the Company) is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA) and is also registered with the Municipal Securities Rulemaking Board.   The Company was incorporated on August 8, 1990 and commenced operations in December 1991. The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provisions (k)(2)(i) and (k)(2)(ii) of such rule and has other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company is also a member of Board of Trade of the City of Chicago, Inc. (CBOT), a member of the National Futures Association (NFA) and registered as an introducing broker with the Commodity Futures Trading Commission (CFTC).

The Company provides underwriting services of debt and equity securities and provides services to assist in the sale of securities underwritten by other entities.   The Company enters into resale and repurchase agreements, engages in trading of U.S. government securities, corporate debt securities, and asset-backed securities.   The Company also provides buy-back services to corporate clients for the purchase of clients' own stocks, and acts as selling agent by selling Japanese Domestic Equity Offerings to clients. The Company also acts as an originator, placement, and administrative agent in connection with the origination and servicing of asset-backed, secured lending, and asset purchase transactions on behalf of an affiliate. The Company's business lines also include brokerage services for certain debt and equity products, distribution of globally branded research reports, and merger and acquisition advisory services. The primary targets for these services are corporate issuers, and sophisticated institutional investors such as asset management companies, investment trusts, hedge funds, and trust banks.

The Company is an indirect wholly-owned subsidiary of Sumitomo Mitsui Banking Corporation (SMBC) which is ultimately wholly owned by Sumitomo Mitsui Financial Group (SMFG), a Japanese corporation. Effective October 1, 2024, SMBC Americas Holdings, Inc. (SMBC AH or Parent), a wholly owned U.S. subsidiary of SMBC, became a 100% parent of the Company, after the Company repurchased its own shares held by SMBC Nikko Securities, Inc. (SMBC-Nikko) representing 20% ownership in exchange for $326.8 million.   The Company recognized treasury shares to buy back the shares from SMBC-Nikko, which reduced the outstanding balance to shares held only by SMBC AH, hence, the Company is 100% owned by SMBC AH.   Prior to reorganization, SMBC AH and SMBC-Nikko owned 80% and 20%, respectively, of the outstanding Class A, Class B and Class C common stock. Refer to Note 9 Stock Rights and Privileges.

On June 1, 2018, SMBC Nikko Securities Canada, Ltd. (Nikko Canada) was incorporated in British Columbia, Canada as a wholly-owned subsidiary of the Company.   Nikko Canada is established to underwrite and privately place Canadian securities on an economics only basis.   Similar to the Company, Nikko Canada will not receive or maintain any customer funds or securities. Nikko Canada is a member of FINRA, as a broker dealer, the Ontario Securities Commission, and the Canadian Investment Regulatory Organization (CIRO), the Canadian national self-regulatory organization, as an investment dealer and is therefore subject to the rules and regulations of all.

(2)   Significant Accounting Policies

Basis of Presentation and Use of Estimates

The Company's consolidated statement of financial condition have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of the consolidated statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the

consolidated statement of financial condition. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

The consolidated statement of financial condition includes the Company and its wholly owned subsidiary, Nikko Canada in which the Company has a controlling financial interest under voting interest entity model. All intercompany balances and transactions have been eliminated.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting* (Topic 280) – Improvements to Reportable Segment Disclosures. The ASU requires public entities to provide disclosures about significant expense categories and amounts for each reporting segment. Disclosure of the chief operation decision maker's (CODM) title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measures and other disclosures. The ASU also required public entities with a single reportable segment to provide all disclosures required by ASC 280, *Segment Reporting*. The Company adopted the ASU which required enhanced disclosures to its consolidated statement of financial condition effective January 1, 2024 . Refer to Note 15 Segment Reporting.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): Improvements to Income Tax Disclosures. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The ASU is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. For income tax paid, the ASU requires all reporting entities, for each annual period presented, to disclose the year-to-date amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign jurisdictions. It also requires additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). An entity may identify a country, state, or local territory as an individual jurisdiction. The amendments in this ASU apply to all entities that are subject to Topic 740, *Income Taxes*. The requirements will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating the impact of this ASU on the disclosures to its consolidated statement of financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits held in banks which amounted to $583,147,211 as of December 31, 2024.

Restricted cash is cash that is considered legally restricted as to withdrawal or usage. The Company identified restricted cash stated in other line items in the consolidated statement of financial condition.

Collateralized Financing Agreements

Securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreement) and securities borrowed and loaned agreements (collectively, "collateralized financing agreements"), are treated as collateralized transactions.

A resale agreement refers to a transaction that is accounted for as a collateralized lending in which the Company buys securities with an agreement to resell them to the counterparty at a stated price plus interest

at a specified date or in specified circumstances. The receivable under a resale agreement refers to the amount due from the counterparty for the repurchase of the securities from the Company. A repurchase agreement refers to a transaction that is accounted for as a collateralized borrowing in which the Company sells those securities to a counterparty with an agreement to repurchase them at a stated price plus interest at a specified date or in specified circumstances. The payable under a repurchase agreement refers to the amount of the Company's obligation recognized for the future repurchase of the securities from the counterparty. The Company's policy is generally to take possession of collateral with a market value equal to or in excess of the principal amount that could be re-pledged, delivered or otherwise transferred. Collateral received from counterparties are U.S. treasury securities, corporate debt securities, and mortgage-backed securities, that are valued daily, and should the market value of the securities received decline below the principal amount loaned plus accrued interest, additional collateral is requested when appropriate.

Securities borrowed and loaned transactions are generally recognized on the consolidated statement of financial condition and recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received by the Company. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the consolidated statement of financial condition. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned.

The amounts reported for collateralized financing agreements approximate fair value as these are short term in nature and interest rate movements have not caused a change in fair value. Collateralized financing agreements with the same counterparty are reported on a net basis on the consolidated statement of financial condition where permitted by ASC 210-20, *Balance Sheet-Offsetting.*

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are accounted for at fair value. These securities transactions in regular way trades are recorded on the trade date, the date on which an agreement is executed to purchase or sell a security. At December 31, 2024, financial instruments owned consist primarily of U.S. treasury securities, corporate debt securities, and asset-backed securities, of which $198,792,005 is pledged to clearing organizations as collateral. Refer to Note 4 for further information related to the Company's fair value of financial instruments.

Derivative Financial Instruments

Derivative contracts derive their value from underlying asset prices, indices, reference rates, other inputs or a combination of these factors and may expose counterparties to risks and rewards of an underlying asset or liability without having to initially invest in, own or exchange the asset or liability. Derivative financial instruments owned and derivative financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar financial instruments. The fair values of derivative assets and liabilities traded on exchanges are determined using exchange prices, market observations, or vendor-based models. The fair value of derivative transactions represents the net receivable or payable (gain or loss) to the counterparty in the contract.

As permitted under U.S. GAAP, the Company nets derivative assets and liabilities, and the related cash collateral receivables and payables, when a legally enforceable master netting agreement exists between the Company and the derivative counterparty. Refer to Note 3 for more information on derivatives.

Fair Value Measurement

The Company follows ASC 820, *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements. ASC 820, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. In accordance with ASC 820, when considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 - Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and supported by little or no market activity, and significant to the overall fair value measurement.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

This hierarchy requires the use of observable market data when available. ASC 820 requires disclosure of fair value information for assets and liabilities that are measured at fair value on a recurring or nonrecurring basis on the consolidated statement of financial condition after initial recognition, including the valuation techniques and inputs used to develop those measurements. In determining fair value, the Company uses the market approach. Based on this approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The following are the types of valuation methodologies for the Company's material categories of financial assets and financial liabilities that are fair valued on the consolidated statement of financial condition:

U.S. treasury securities U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

Corporate debt securities Corporate debt securities are valued based on either the most recent observable trade and or external quotes, depending on availability. Corporate debt securities are generally classified as Level 2 in the fair value hierarchy because these valuation inputs are usually observable or market corroborated when obtained from alternative pricing sources.

Asset-backed securities Asset-backed securities are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. As such, asset backed securities are categorized as Level 2. Most of the asset-backed-securities in inventory are collateralized auto loans and credit card loans.

Equity securities Equity securities including Exchange Traded Funds ("ETF") are traded on the stock exchange and measured at fair value using quoted market prices from the exchanges on which they are traded.   ETFs are adjusted to the fair value "NAV" (net asset value) price, which is calculated based on quoted prices for the underlying component stocks. These securities are actively traded and are classified as Level 1.

Credit default swaps ("CDS") CDS are used to protect against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company enters into CDS primarily to mitigate credit risk on its corporate debt holdings. Single-name CDS and index CDS contracts are OTC derivative contracts. Single-name CDS are used to manage the default risk of a single reference entity while index CDS contracts are used to manage the credit risk associated with the broader credit markets or credit market segments. CDS are model-based and measured based on observable inputs, which is considered Level 2.

Futures contracts Futures contracts are exchange-traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions. Futures contracts are measured based on quoted exchange prices, therefore, considered Level 1.

As of December 31, 2024, the Company has no assets or liabilities measured at fair value on a recurring basis that it classifies as Level 3.

Collateralized financing agreements are not carried at fair value on the consolidated statement of financial condition, but are carried at amounts which approximate fair value due to their short-term nature and insignificant credit risk, and are considered level 2 financial instruments.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided on a straight-line basis over the assets' estimated useful lives of the assets. The range of estimated useful lives is 5 years for furniture and equipment, and 5 to 7 years for software. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, subject to an upper limit of 15 years.

Foreign Currency

Assets and liabilities denominated in non-U.S. dollar currencies are remeasured into U.S. dollar equivalents using year-end spot foreign currency rates. The effects of foreign currency translations of the consolidated statement of financial condition of the Company's consolidated subsidiary where the functional currency is other than U.S. dollar are included in accumulated other comprehensive loss of the stockholder's equity in accordance with ASC 830, *Foreign Currency Matters*.

Compensation and Benefits

The Company pays discretionary cash bonuses to its employees. Certain cash bonuses are deferred over a service period of three years. An employee with a deferred bonus earns a portion of the cash bonus in each of the three years if they continue employment at the Company. All deferred cash bonuses have clawback provisions. None of the clawback provisions has been triggered for the year ended December 31, 2024. The deferred bonus compensation liability amounts to $9,908,569 as of December 31, 2024.

Income Taxes

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

It is the Company's policy that, pursuant to ASC 740, any state or local tax computed based on capital is considered a franchise tax.

Leases

The Company predominantly occupies office space under noncancelable operating subleases with SMBC-NY in accordance with the Company's Business Continuity and Disaster Recovery (BCDR) Plan. Office spaces include both physically distinct work areas and shared common spaces such as conference rooms. The Company accounts for its subleases in accordance with ASC 842, *Leases.*

The Company identifies non-lease components of a contract and accounts for them separately from lease components. The Company records a right-of-use asset (ROU) and a lease liability at the commencement of the lease for all operating leases (including subleases), other than those that, at lease commencement, have a lease term of 12 months or less. Lease liabilities amounting to $33,627,274 are presented within Accounts payable, accrued expenses and other liabilities and ROU assets amounting to $33,627,274 are presented within furniture, fixture and leasehold improvements in the consolidated statement of financial condition. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using the incremental borrowing rate of SMBC (and to make it a secured rate, SMBC takes the midpoint between the U.S. Treasury (risk-free) rate and the unsecured SMBC rate of its USD debt), with the maturity date corresponding to the term of the lease given the rate implicit in a lease is generally not observable to the lessee. ROU asset is amortized over the lease term. See Note 10 Leases for additional information on the Company's Leases.

(3) Derivative Financial Instruments

In the normal course of business, the Company engages in a variety of derivative financial instrument transactions, which typically includes futures contracts, and credit default swaps. The Company enters into derivative contracts to conduct trading activities and to manage risk. The Company also enters into certain exchange-traded derivatives ("ETDs") such as futures and over the counter ("OTC") derivative contracts with counterparties through a clearing broker, wherein the Company maintains variation margin which is posted on a daily basis based on the value of derivative contracts and initial margin is posted at inception of a derivative contract, generally on the basis of the potential changes in the variation margin requirement for the contract.

Derivative assets and liabilities contracts covered by enforceable master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to an enforceable master netting agreement. In addition, payables and receivables in respect of cash collateral received from or pledged to a given counterparty are included in this netting.

The total notional amounts of derivative financial instruments and the related maturities and net derivative fair values, for the year ended December 31, 2024 are as follows:

Derivatives	Type	Maturity	Notional	Fair value	Variation margin (VM) applied	Fair value after VM
Futures						
Liabilities	ETD	< 1 year	2,265,496,094	$ 17,226,444	$ (17,226,444)	$ —
CDS						
Liabilities	OTC	1 - 5 years	98,000,000	$ 2,214,816	$ (2,141,795)	$ 73,022

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amounts are not exchanged by the parties for derivative transactions and do not measure the exposure to credit or market risks, when taken in isolation. It is simply a reference amount used to calculate payments.

Financial instruments are subject to market risk, the potential that future changes in market conditions may make an instrument less valuable due to fluctuations in security prices, as well as interest and FX rates. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. Exposure to market risk is managed in accordance with limits set by management.

In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Company to credit risk, the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Company proves to be of insufficient value to cover the payment obligation. It is the policy of the Company to actively pursue, where possible, the use of legally enforceable master netting arrangements and collateral agreements to mitigate derivative counterparty credit risk inherent in derivative receivables.

While derivative receivables expose the Company to credit risk, derivative payables expose the Company to liquidity risk, as the derivative contracts typically require the Company to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties' favor. Where the Company has legally enforceable master netting agreements and margin agreements with its counterparties, any associated derivatives are marked to market daily and the fair value of the related collateral is monitored with margin calls made daily between the Company and the counterparties.

(4) Fair Value of Financial Instruments

The following are types of financial instruments the Company held as of December 31, 2024:

| | | Fair Value Hierarchy | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned				
U.S. treasury securities	$ 3,976,775,595	$ —	$ —	$ 3,976,775,595
Corporate debt securities	—	2,383,490,158	—	2,383,490,158
Asset backed securities	—	268,218,352	—	268,218,352
ETF	9,000,466	—	—	9,000,466
Other	—	1,209,674	—	1,209,674
Total securities owned	$ 3,985,776,061	$ 2,652,918,184	$ —	$ 6,638,694,245
Liabilities:				
Derivative liabilities, net				
CDS	$ —	$ 73,022	$ —	$ 73,022
Securities sold, not yet purchased				
U.S. treasury securities	1,538,647,254	—	—	1,538,647,254
Corporate debt securities	—	1,733,698,707	—	1,733,698,707
ETF	58,761,996	—	—	58,761,996
Total securites sold, not yet purchased	$ 1,597,409,250	$ 1,733,698,707	$ —	$ 3,331,107,957

Other consists of equity shares issued by Depository Trust Clearing Corporation (DTCC) to the Company, which amounts to $1,209,674.

(5) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2024 consist of the following:

	Receivable	Payable
Brokers and clearing organizations	$ 710,989,675	$ 321,703,386
Deposits with clearing organizations	127,187,445	—
Trades pending settlement, net	—	269,250,359
Securities failed to deliver/receive	83,192,644	37,765,919
Total	$ 921,369,764	$ 628,719,664

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis under (k)(2)(ii) or promptly transmits funds or securities received to Special Account for the Exclusive Benefit of Customers under (k)(2)(i) for securities transactions which are not cleared through another broker-dealer on a fully disclosed basis. The amount receivable from broker, dealers and clearing organizations consists of variation margin posted to the central counterparty (CCP). The Company is a

member of DTCC, whose wholly owned subsidiary Fixed Income Clearing Corporation (FICC) provides CCP services to the Company. In addition, it includes balances receivable from clearing brokers, commission receivable, and underwriting reimbursement receivables. Amounts payable to brokers and clearing organizations represent variation margin received from the CCP, syndicate fees payable and payable to clearing broker.

At December 31, 2024, cash included in deposits with clearing organizations amounting to $28,937,444 for derivative initial margin and $98,250,000 which is pledged with clearing organizations as collateral to meet depository requirements which vary depending on daily activity. As of December 31, 2024, the minimum cash requirement amounts to $5,000,000, which is accounted for as restricted cash. Refer to consolidated statement of cash flow for reconciliation to cash and cash equivalents and restricted cash.

Trades pending settlement represents the contract price of securities to be received or delivered net by the contract price of securities to be delivered or received by the Company. The value of such securities at December 31, 2024 approximates the amounts owed. Trades pending settlement at December 31, 2024 were settled without a material effect on the Company's consolidated statement of financial condition.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with brokers/dealers that have not settled on settlement date. Fails at December 31, 2024 were settled without a material effect on the Company's consolidated statement of financial condition.

(6) Collateralized Transactions

In the normal course of business, the Company executes futures, swaps and securities transactions for the accounts of its customers, and affiliates. Such transactions may expose the Company to off balance sheet risk due to the possibility that the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company provides cash and securities as collateral to counterparties under collateralized financing agreements. In the event a counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged daily and by requiring adjustments of collateral levels in the event of excess credit exposure. Where the Company does not have direct access to certain derivatives markets, it utilizes clearing brokers.

The Company manages credit exposure by, in appropriate circumstances, entering into master netting agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. In addition, the Company minimizes credit risk associated with these activities by monitoring customer credit exposure and collateral values daily, and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

The Company executes a large portion of its repurchase and resale agreements with members of FICC. FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

It is the Company's policy to net securities purchased under agreements to resell and securities sold under agreements to repurchase for which FICC is the counterparty provided the conditions of ASC 210-20-45-11, *Balance Sheet – Offsetting: Repurchase and Resale Agreements*, are met.

The following tables present information about the offsetting of these instruments and related collateral amounts.

	Gross amounts	Amounts offset in the consolidated statement of financial condition (i)	Net amounts presented in the consolidated statement of financial condition	Noncash collateral not offset in the consolidated statement of financial condition (ii)	Net Amount
Assets					
Securities borrowed	$ 343,940,385	$ —	$ 343,940,385	$ (343,940,385)	$ —
Resale agreements					
U.S. treasuries	17,597,072,573	(3,698,549,838)	13,898,522,735	(13,567,317,989)	331,204,746
Corporates	768,773,275	—	768,773,275	(758,042,987)	10,730,288
Mortgage-backed	1,213,188,556	—	1,213,188,556	(1,200,000,000)	13,188,556
Total	$ 19,922,974,789	$ (3,698,549,838)	$ 16,224,424,951	$ (15,869,301,361)	$ 355,123,590
Liabilities					
Securities loaned	$ 256,106,125	$ —	$ 256,106,125	$ (256,106,125)	$ —
Repurchase agreements					
U.S. treasuries	19,081,732,506	(3,698,549,838)	15,383,182,668	(15,363,752,888)	19,429,780
Mortgage-backed	1,176,322,656	—	1,176,322,656	(1,176,322,656)	—
Total	$ 20,514,161,287	$ (3,698,549,838)	$ 16,815,611,449	$ (16,796,181,669)	$ 19,429,780

(i) Amounts offset in the consolidated statement of financial condition related to master netting agreements and similar agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with ASC 210-20.

(ii) Amounts relating to agreements where the Company does not have a legal right of offset as certain criteria are not met in accordance with ASC 210-20. There are limits in the disclosure regarding the inclusion of excess collateral amounts. The amount of collateral pledged is limited to the net amount of assets or liabilities presented on the consolidated statement of financial condition and excludes overcollateralization.

The Company offsets its collateralized transactions, in accordance with ASC 210-20.

The table below represents payables under collateralized financing agreements by remaining contractual term to maturity and class of collateral pledged as of December 31, 2024.

Class of Collateral Pledged		Open		Up to 30 days		31-90 days		Total
				Remaining Contractual Maturity				
Seurities loaned	$	256,106,125	$	—	$	—	$	256,106,125
Repurchase agreements								
U.S. treasuries		260,435,399		18,544,962,298		276,334,809		19,081,732,506
Mortgage-backed		—		1,176,322,656		—		1,176,322,656
Total	$	516,541,524	$	19,721,284,954	$	276,334,809	$	20,514,161,287

The Company may be required to deposit additional collateral or may receive or return collateral pledged, when appropriate to ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily.

(7)   Related-Party Transactions

In the normal course of business the Company engages in transactions with affiliated companies including SMBC-Nikko, SMFG, SMBC New York Branch (SMBC-NY), SMBC Cayman Branch (SMBC-CIB), SMBC Capital Markets, Inc. (SMBC-CM), Manhattan Asset Funding Company LLC (MAF), Nikko Systems Solutions (NKSOL), SMBC Nikko Securities Hong Kong, Ltd. (Nikko-HK), SMBC Nikko Securities (Singapore) Pte. Ltd., (Nikko-SG), SMBC Nikko Capital Markets Europe GmbH (SMBC-Frankfurt), SMBC Nikko Capital Markets Limited (SMBC-LTD), and SMBC Bank International PLC (SMBC-BI). The nature of these relationships and a description of the transactions are disclosed below and throughout the notes.

The related-party transactions include but are not limited to collateralized transactions, loans, trade execution, underwriting referral services, and advisory services. The following amounts represent material related party transactions with affiliated companies which are included in the accompanying consolidated statement of financial condition as of December 31, 2024:

Consolidated Statement of Financial Condition:

Assets:

Securities purchased under agreements to resell, gross	$	10,461,612,315
Receivable from affiliates		28,638,516
Other assets		15,734,028
Total assets	$	10,505,984,859

Liabilities:

Securities sold under repurchase agreements, gross	$	2,059,453,043
Securities loaned		256,106,125
Payable to affiliates		78,149,566
Short-term borrowings (See Note 8)		1,700,000,000
Subordinated debt (See Note 8)		551,800,000
Total liabilities	$	4,645,508,734

The Company enters into securities financing transactions with SMBC-Nikko, SMBC-CM and SMBC-LTD and SMBC-NY as part of ordinary course of business. SMBC-Nikko and SMBC-NY are FICC members, therefore, resale and repurchase agreement transactions done with SMBC-Nikko and SMBC-NY are novated to FICC which assumes the counterparty risk on such trades. Total collateralized financing

transactions for the year then ended December 31, 2024, on a gross basis before netting and excluding the FICC-novation effect, are as follows:

	SMBC-LTD	SMBC-CM	SMBC-Nikko	SMBC-NY	Total
Assets					
Resale agreements	$ 301,902,969	$ —	$ 10,159,709,346	$ —	$ 10,461,612,315
Liabilities					
Securities loaned	$ —	$ —	$ 256,106,125	$ —	$ 256,106,125
Repurchase agreements	—	1,814,562,150	244,890,893	—	2,059,453,043
Total liabilities	$ —	$ 1,814,562,150	$ 500,997,018	$ —	$ 2,315,559,168

The Company has pledged cash collateral to SMBC-NY to secure any unsecured extensions of credit pursuant to Section 23A and 23B of the Federal Reserve Act. At December 31, 2024, such amount was $15,734,028, which is accounted as restricted cash.

The Company has a $225,000,000 subordinated loan agreement with SMBC-CIB which is approved regulatory capital by the FINRA. In addition, on Oct 1, 2024, $326,800,000 was drawn from the revolving subordinated debt to repurchase 20% of the Company's equity shares held by SMBC-Nikko. As of December 31, 2024, the Company has a short-term borrowing of $1,700,000,000, under the credit line provided by SMBC-CIB. Refer to Note 8 Subordinated Borrowing and Other Financing.

The Company has variable interests as defined by FASB ASC 810-10 in an affiliated VIE in the form of fees earned for providing facilitation and origination services to that entity. The Company has no assets or liabilities reported in its consolidated statement of financial condition as of December 31, 2024 that relate to the Company's variable interest in that VIE and has no exposure to its losses. The Company is not the primary beneficiary of the VIE as defined by FASB ASC 810-10 as it does not have the power to direct the activities that most significantly impact the VIE's financial performance and has no obligations to absorb the VIE's losses. Such power and obligations are the responsibility of a related party. As such, the Company does not consolidate the accounts of the VIE in the consolidated statement of financial condition.

(8) Subordinated Borrowing and Other Financing

The Company has a $225,000,000 subordinated loan with SMBC-CIB. The loan had a scheduled maturity date of November 9, 2024 which was automatically extended by an additional year to November 9, 2025 based on evergreen provisions. The loan bears interest at three-month Secured Overnight Financing Rate (SOFR) plus Alternative Reference Rates Committee (ARRC) spread adjustment plus 60 basis points. The subordinated loan has been approved as regulatory capital by the FINRA and constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule 15c3-l (Rule 15c3-l), and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC.

The Company has a committed and revolving line of credit with SMBC-CIB for $1.6 billion. The committed revolving line is approved by FINRA on December 17, 2020 and had a scheduled maturity date of December 17, 2024 which was automatically extended by an additional year based on evergreen provisions. Any borrowing will bear a market interest rate agreed upon by the Company and SMBC-CIB at the time of the advance. At December 31, 2024, the outstanding borrowings amounts to $326,800,000 which was used to repurchase 20% of the Company's equity shares held by SMBC-Nikko. The Company is obligated to pay a commitment fee on any unused amount of the revolving facility. The commitment fee payable was $106,100 as of December 31, 2024.

On June 30, 2024, the Company renewed its uncommitted and revolving multicurrency credit line agreements with SMBC-CIB for $3 billion and $15 billion. The uncommitted facilities are subject to at a market interest rate to be determined by SMBC-CIB plus a margin rate of 0.05. As of December 31, 2024, the outstanding short-term borrowings amounts to $1,700,000,000 under the credit facilities. The uncommitted facilities were put in place to ensure that the Company has sufficient working capital to meet its short-term liquidity needs. The last draw down date on the facilities are June 30, 2025. The Company has additional uncommitted and revolving credit line agreement with SMBC AH for $3 billion shared with other related parties, SMBC-CM, SMBC Leasing and Finance, Inc. and Manufacturers Bank. The Company and the related parties involved may borrow from time to time up to the last drawdown date, September 30, 2025, in an aggregate amount not to exceed at any time $3 billion with a maturity period not exceeding 12 months. Each loan is subject to an applicable interest rate quoted by the lender at the drawdown date plus a margin rate of 0.05. The credit line, with SMBC AH, serves as a backstop facility to US subsidiaries, upon formation as a bank holding company (BHC). The Company has not yet used this facility as of the year ended December 31, 2024.

(9) Stock Rights and Privileges

Class A common stock, Class B common stock, and Class C common stock are identical in all respects and have equal rights and privileges, except as described in (c) below.

(a) Dividend rights on all classes of common stock may be declared and paid only to the extent of the assets of the Company legally available for the payment of dividends. The declaration and payment of dividends on all classes of common stock is at the sole discretion of the Board of Directors of the Company.

(b) Class dividends may be declared by the Board of Directors, in its sole discretion, payable exclusively to the holders of any of the respective classes of common stock, or to the holders of any or all such classes in equal or unequal amounts, notwithstanding the respective amounts available for dividends to each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class, or any other factor.

(c) The voting rights of each share of the Company's Class A common stock entitles the holder to one hundred (100) votes on any matter on which stockholders of the Company are entitled to vote. Each share of the Company's Class B common stock entitles the holder to 0.5025126 votes on any matter on which stockholders of the Company are entitled to vote. Lastly, each share of the Company's Class C common stock entitles the holder to one (1) vote on any matter on which stockholders of the Company are entitled to vote.

(10) Leases

The Company occupies office space under long-term sublease agreements with SMBC-NY, which expires on various dates through 2037 for its allocable share of the annual rent payable by SMBC-NY under its prime lease. The Company's leases do not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments were excluded from the ROU asset and lease liability balances since they are not fixed or in-substance fixed payments. The present value of the lease payments is calculated using the incremental borrowing rate at the lease commencement date, which reflects the fixed rate the Company would have to pay to borrow an amount equal to the future minimum lease payments over a similar term. Future minimum operating lease payments under the sublease are summarized as follows:

Remaining years	Minimum Future Lease Payments
2025	3,066,077
2026	3,585,935
2027	3,585,935
2028	3,585,935
2029	3,517,026
Thereafter	24,599,917
Total lease payments	41,940,825
Imputed interest	(8,313,550)
Present value of lease payments	$ 33,627,275

Weighted average remaining lease term	12.32
Weighted average discount rate	3.68%

(11) Commitments and Contingencies

In the normal course of business, the Company enters into resale and repurchase agreements that settle at a future date. They are secured by U.S. treasury securities and corporate debt securities. These agreements do not meet the definition of a derivative, and therefore, are not recorded on the consolidated statement of financial condition until settlement date. At December 31, 2024, the Company had forward–starting collateralized agreements with start dates ranging from January 2, 2025 to January 6, 2025. The contract values of these transactions total $ 2,248,457,084 for repurchase agreements and $79,113,365 for resale agreements as of December 31, 2024.

In the normal course of business, the Company enters into underwriting commitments. There was no open transaction relating to such underwriting commitments at December 31, 2024.

As a member of the Government Securities Division of the FICC, the Company participates in the Capped Contingency Liquidity Facility (CCLF). CCLF is a commitment by FICC's solvent firms to enter into a repurchase agreement with FICC in the event a member firm fails, the funding to offset FICC's portfolio would be sourced across FICC's solvent members. As of December 31, 2024, the Company's commitment to the CCLF was $61,770,183 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and is subject to fluctuation.

The Company is involved in litigation arising in the normal course of business from time to time. It is management's opinion that there are no matters pending, which are probable of having a material adverse effect on the financial condition of the Company.

(12) Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-l. Effective January 1, 2000, the Company elected the alternative method for calculating net capital. This requires the Company to maintain minimum net capital of $250,000. As of December 31, 2024, the Company's net capital was $809,278,146 which exceeded the required minimum by $809,028,146. Additionally, the Company is subject to regulation and supervision by U.S. federal agencies and various self-regulatory organizations. The Company periodically engages with such regulatory agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, information requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which can include fines and other remediation. The Company is also subject to the CFTC

minimum financial requirement set forth in Regulation 1.17 of the Commodity and Exchange Act, which requires that the Company maintain minimum net capital as defined, equal to $250,000.

(13) Income Taxes

The Company accounts for income taxes in accordance with ASC 740. ASC 740 requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the consolidated financial statement and tax basis of its assets and liabilities. The Company's deferred income tax assets as of December 31, 2024 relate to net operating losses as well as tax basis differences on employee bonus accrual and depreciation. The Company evaluates its uncertain tax positions and the related tax reserves in accordance with the framework set out under ASC 740. ASC 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2024, the Company has no unrecognized tax benefits and has accrued no interest or penalties with respect to any tax positions taken. If interest and penalties were to be required to be accrued in the future, it is Company's policy that such amounts would be a component of the provision for income taxes.

On February 6, 2019, the Company entered into Federal and state Tax Sharing Agreements with the Parent and each direct subsidiary of the Parent (members of the consolidated group). The effective date of the Tax Sharing Agreements is January 1, 2018. Consolidated federal and, where applicable, state income tax returns for the year ended December 31, 2024 will be filed by the Parent. The current and deferred tax expenses for the consolidated group are allocated among the members of the group for their separate company financials statements using the separate return method. The separate return method applies ASC Topic 740 to the stand-alone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a stand-alone entity. Calculations of current and deferred taxes consider all applicable income tax laws for the relevant tax jurisdiction. For states where consolidated tax returns are not required, each member of the consolidated group will continue to file separate tax returns and pay taxes directly to the relevant tax authorities.

ASC 740-10-30-27 acknowledges that, under the modified separate return method, the sum of the amounts reported by individual members of the group may not equal the consolidated amount due to situations such as intercompany transactions between the subsidiaries of the Parent. Thus, if the tax sharing agreement differs from the chosen method of tax allocation under 740-10-30-27, the difference between the amount paid or received under the tax sharing agreement and the expected settlement amount based on the tax allocation method at the subsidiary level is treated as a dividend paid, or additional (paid-in) capital contribution. No such differences occurred in 2024.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's net deferred tax assets as of December 31, 2024 are as follows:

Employee bonus accrual	$ 17,273,153
Depreciation	(1,335,718)
Net operating losses	284,751
Other	522,512
Foreign	79,033
Deferred tax assets, net	$ 16,823,731

Although realization is not assured for the above net deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings and, accordingly, has not recorded a valuation allowance as of December 31, 2024.

The Company is currently under various state tax and local audits for tax years 2016-2018 and 2022-2024. The Company remains open to examination by taxing authorities on all U.S. federal, state and local jurisdictions from 2020 and subsequent tax years.

(14) Employee Benefit Plans

The Company participates in a defined benefit noncontributory retirement plan (Sumitomo Mitsui Banking Corporation Retirement Plan) and a defined contribution plan (Sumitomo Mitsui Banking Corporation 401(k) Plan) sponsored by SMBC. The plans cover all eligible local employees. The retirement plan costs are allocated to the Company based on actuarial computations. No separate determination has been made of the actuarial present value of accumulated benefits and the retirement plan's assets as they relate to the employees of the Company. Participants in the 401(k) plan may contribute amounts up to 50% of their eligible compensation, subject to certain limitations. The Company will match 401(k) contributions in an amount equal to the lesser of 100% of the first 3% contributed by the participant or 3% of total eligible compensation. Company's matching contributions gradually vest over the first five years of service.

(15) Segment Reporting

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified its President as the CODM, who uses net income to evaluate the results of the business, plan and manage the Company. Additionally, the CODM uses excess net capital (see Note 12), to make operational decisions while maintaining capital adequacy. These financial metrics are used by the CODM to determine the rate at which the Company should grow its business and enter into new business lines or products. The Company's operations constitute a single operating segment because the Company effects transactions in various securities and underwriting services primarily within the United States and the CODM manages the business activities using information of the Company as a whole.

The Company's long-lived assets including the Company's operating lease ROU assets recognized on the consolidated statement of financial condition as part of furniture, equipment and leasehold improvements amounting to $49,016,193 are located or used in the United States as segment assets.

(16) Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 27, 2025, and has concluded there are no events identified that require recognition or disclosure in the statement of financial condition.